SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month Ended	Commission File Number
September, 2005	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

SUITE 300, 250 - SIXTH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3H7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

        FORM 20-F X                         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____________               No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

Total Number of pages is 3

NEWS RELEASE

BIRCH MOUNTAIN HIRES QUARRY OPERATOR

CALGARY, September 8, 2005-Birch Mountain Resources Ltd. ("Birch Mountain") (BMD:TSXV and AMEX) has entered into a letter of intent with Stony Valley Contracting J.V. ("Stony Valley") for the contract operation of the Company's Muskeg Valley Quarry (the "MVQ"). Stony Valley will drill, blast, crush and stockpile aggregate products. In addition, Stony Valley will work with Birch Mountain to market construction aggregates from the MVQ. Stony Valley is a Fort McMurray based operator whose principals have over 15 years experience in aggregate operations in the region.

"We are excited to work with Stony Valley, a company with extensive experience in the Fort McMurray region and which has the equipment, personnel and know-how to start our commercial aggregate production," stated Birch Mountain's Vice President, Engineering and Operations, Russ Gerrish. "With site preparation well underway, we expect to have our first product inventory available for sale next month."

Access road and site preparation at the MVQ by NORAMAC Ventures Inc. is proceeding well, despite unusually wet weather conditions. Timber salvage is mostly completed, as is the clearing of the roadway, scale area, stockpile site, and initial quarry area. Stripping of the quarry area is due to start immediately.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the MVQ and Hammerstone will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. Birch Mountain believes the strong global demand for oil and the heightened profile of Alberta's oil sands will ensure long-term demand for limestone products from the MVQ and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

September 8, 2005

BIRCH MOUNTAIN RESOURCES LTD.

/s/ Douglas J. Rowe
Douglas J. Rowe
President and Chief Executive Officer